                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                 6F, Hikari Bldg.
                                2-16-13 Ikebukuro
                                   Toshima-Ku,
                                 Tokyo 171-0014
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:


                                 Table Contents

1.      Crayfish to Market Software, Press Release dated February 7, 2003.
2.      Corporate Registration [English Translation]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: February 10, 2003

                             FOR IMMEDIATE RELEASE

                           CRAYFISH TO MARKET SOFTWARE

Tokyo/NewYork, February 7, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a leading provider of e-mail and web-hosting and other Internet-related services to small and medium-sized businesses in Japan, announced today that in it will begin to design and market software.

Based on the results of test marketing to identify methods of increasing its earnings, the Company will begin to design and market software for Japanese small and medium sized enterprises later this month. Hikari Tsushin, Inc.'s affiliates will provide marketing support to the Company. The Company aims to achieve revenues from these activities of JPY 50 million during the current fiscal year 2003 ending September 30, 2003.


     SAFE HARBOR

     This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements, including the statement that "the Company aims to achieve revenues from these activities of JPY 50 million during the current fiscal year 2003 ending September 30, 2003," discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, that the Company may be unable to offer certain products and services as planned.

     The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

Contact information:

< For corporate information in Japan >

     Investor Relations Department
     81-3-5957-0644
     ir@crayfish.co.jp

                              [English Translation]

[Note: This English translation of the "Corporate Registration" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]


Crayfish Co.,Ltd.
Hikari Bldg. 6th Floor, Ikebukuro 2-16-13
Toshima-ku, Tokyo 171-0014 Japan
Company number: 0133-01-019078

----------------------------------------------------------------------------------------------------------------------
Company Name            KABUSHIKI KAISHA CRAYFISH
                        Rendered in English as CRAYFISH CO., LTD.
----------------------------------------------------------------------------------------------------------------------
Head Quarters           Ikebukuro 2-2-1 Toshima-ku, Tokyo
                        ----------------------------------------------------------------------------------------------
                        Ikebukuro 2-16-13 Toshima-ku, Tokyo                Relocated on October 21, 2002
                                                                           -------------------------------------------
                                                                           Registered on November 5, 2002
----------------------------------------------------------------------------------------------------------------------
Method of Publication   Place the publication on Nihon Keizai Shimbun
                                                 --------------------
----------------------------------------------------------------------------------------------------------------------
Electronic publishing   http://www.crayfish.co.jp/jpn/index.html           Resolved by directors November 15, 2002
of financials                                                              Registered January 29, 2003
----------------------------------------------------------------------------------------------------------------------
Incorporation date      October 16, 1995
----------------------------------------------------------------------------------------------------------------------
Purposes                Incorporated by reference herein.
                        Please refer to the Company's Articles of Incorporation in the Company's annual report filed on Form 20-F for the fiscal year ended September 30, 2001, and as amended on
                        December 20, 2001 and registered in February 8, 2002.
----------------------------------------------------------------------------------------------------------------------
Total number of         40,996 shares                                      Amended on December 20, 2001
shares authorized                                                          -------------------------------------------
                                                                           Registered on February 8, 2002
----------------------------------------------------------------------------------------------------------------------
Total number of         10,267 shares                                      Amended on December 31, 2002
outstanding shares,                                                        -------------------------------------------
number of each class                                                       Registered on January 29, 2003
----------------------------------------------------------------------------------------------------------------------
Capital                 JPY 8,062,125,000                                  Amended on December 31, 2002
                                                                           -------------------------------------------
                                                                           Registered on January 29, 2003
----------------------------------------------------------------------------------------------------------------------
Name, Address, and      Osaka, Chuo-ku, Kitahama 4-5-33
Branch of Transfer      The Sumitomo Trust & Banking Co., Ltd.
agent.                  Tokyo, Chiyoda-ku, Marunouchi 1-4-4
                        The Sumitomo Trust & Banking Co., Ltd.  Stock Transfer Agency Department.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Directors and           Director    Kazuhiko Muraki                        Reappointed on December 20, 2002
Statutory Auditors                                                         -------------------------------------------
                                                                           Registered on January 29, 2003
                                                                           -------------------------------------------
                        Director    Fumio Komatsubara                      Reappointed on December 20, 2002
                                                                           -------------------------------------------
                                                                           Registered on January 29, 2003
                                                                           -------------------------------------------
                        Director    Masaaki Shimamura                      Reappointed on December 20, 2002
                                                                           -------------------------------------------
                                                                           Registered on January 29, 2003
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                        Kakigaracho 1-22-1 Nihonbashi Chuo-ku, Tokyo       Reappointed on December 20, 2002
                        Representative Director  Kazuhiko Muraki           -------------------------------------------
                                                                           Registered on January 29, 2003
----------------------------------------------------------------------------------------------------------------------
                        Statutory Auditors   Kazuhiko Yabe                 Assumed on June 20, 2001
                                                                           -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                        Statutory Auditors   Jyunji Tsuge                  Assumed office on June 20, 2001
                                                                           -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                        Statutory Auditors   Shunji Harane                 Assumed on December 20, 2001
                                                                           -------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                        Statutory Auditors   Koichi Kawai                  Assumed on June 28, 2002
                                                                           -------------------------------------------
                                                                           Registered on July 12, 2002
----------------------------------------------------------------------------------------------------------------------
Bonds with Warrants     3rd issue of unsecured bonds with warrants to purchase new shares
shares for new shares   Total current value of bonds with warrants:
                           JPY 0

                        Total amount of exercisable warrants:
                           JPY 1,762,500,000

                        Amounts received by the Company for each bond with warrant:
                           All amounts

                        Description of new share warrants:
                           Warrants for new shares are detachable and transferable.
                        Ratio of bond to new share price
                           Each bond has a face value of JPY 37,500,000 and each new share warrant attached thereto has a total exercise value of JPY 37,500,000

                           The number of new shares issued by exercising warrants:
                           The number of securities to be issued by exercising a warrant attached to a bond is found by dividing JPY 37,500,000 by the warrant exercise price.
                           Fractional amounts less than JPY 1 resulting from the exercise of a warrant will be discarded. Exercising a fraction of a warrant results in forfeiture of the right to exercise the remaining fraction of a warrant.

                        Details of shares issued by warrant exercise:
                           Par value of one common share: JPY 50,000
                           Warrant issue (exercise) price: JPY 2,500,000
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                        Adjustment of exercise price

                           If the Company carries out a share split after issuing the bonds, and has issued new shares at a share price that is lower than the pre-split share price, the exercise price of the warrants for new shares shall be adjusted upwards pursuant to the following formula.

                                     Shares issued and        Exercise price        Number of newly       Payment for
                        Adjusted       outstanding        x  before adjustment   +  issued shares    x    per share
                        Exercise  = ----------------------------------------------------------------------------------
                          Price             Shares issued and outstanding + Number of newly issued shares

                           However, if the exercise price of the warrants following such adjustment is less than the face value of the Company's common shares, the face value is the adjusted exercise price.

                        Warrant exercise term
                           September 28, 1999 to September 26, 2006

                        Bond face value
                          JPY 37,500,000

                        Warrants for new shares are attached to these bonds.
----------------------------------------------------------------------------------------------------------------------------------
Number of shares to     Warrant issue as resolved at extraordinary shareholders' meeting on August 25, 1999.
be issued by
exercising warrants     Type of purchasable shares

                           Common shares with a per share par value of JPY 50,000

                              If the Company carries out a share split or reverse share split, the number of shares to be issued by exercising the warrants shall be calculated as follows

                                                           Number of shares to           Ratio of stock
                              Adjusted number of       =   be exercised before    x     splits or reverse
                              shares to be exercised       adjustment                     stock splits

                              Adjustment is only applicable for warrants that have not been exercised. Fractional amounts less than JPY 1 resulting from the adjustment will be discarded.


                                                         Amended on June 30, 2002     Registered on November 5, 2002

                        Issuing price

                           JPY 250,000 per share

                              If the Company carries out a share split or reverse share split, the issue price (exercise price)
                        shall be calculated as follows:

                                                                 Exercise price before adjustment
                              Adjusted exercise price      =     --------------------------------
                                                                 Ratio of share split or reverse split

                              The exercise price shall be rounded to the first decimal place.

                           If the exercise price calculated by the above adjustment is below the par value of one share of common stock, the exercise price shall be the par value of one share of common stock.

                        Warrant exercise term

                           August 26, 2001 to August 25, 2008
----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                         Warrant issue as resolved at extraordinary shareholders' meeting on May 31, 2000

                           Type of shares

                             26 shares of common stock with a par-value of JPY 50,000 per share

                                If the Company issues the non-par value common shares, the share type issued is that of non-par value common stock.

                         If the Company carries out a share split or reverse share split, the number of shares to be issued by exercising the warrants shall be calculated pursuant to the following equation.

                         Fractional amounts less than JPY 1 resulting from the adjustment will be discarded.

                            Adjustment is only applicable for warrants that have not been exercised.

                                                                    Number of shares to           Ratio of stock
                                    Adjusted number of       =      be exercised before    x     splits or reverse
                                  shares to be exercised                adjustment                  stock splits


                         Issuing price

                           JPY 3,776,250 per share

                             The following adjustment formula shall be used if there is an issue price (exercise price)
                         adjustment.

                             If par value shares are issued as a result of exercising the warrants, the issue price (exercise price)
                         shall not be less than par value.

                             (1) If the Company carries out a share split or reverse share split, the issue price (exercise price) is calculated using the following equation. Fractions under JPY 1 resulting from the adjustment will be rounded upwards.

                                                                                                       1
                             Adjusted exercise price   =     Exercise price before    x     ----------------------------
                                                                   adjustment                Ratio of stock splits or
                                                                                                 reverse splits

                             (2) If the Company issues common stock below market value, the issue price (exercise price) is calculated pursuant to the following equation. Fractions under JPY will be rounded upwards

                                                                                              Number of newly      Paid expense
                              Adjusted              Exercise                                  issued shares    x     per share
                              exercise            price before         Shares issued    +   --------------------------------------
                              price         =      adjustment     x   and outstanding               Market value per share
                                                                      -------------------------------------------------------------
                                                                      Share issued and outstanding + Number of newly issued shares

                             (3) If the Company issues any security which may be converted into the Company's shares, including warrants, and the exercise price of such security declines below market value due to corporate transactions such as merger, or other factors, then the exercise price shall be appropriately adjusted.
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                         Periods for right to exercise new stock warrants

                         From July 1, 2002 to May 31, 2007
                         ----------------------------------------------------------------------------------------------------------
                         Warrant issue as resolved by extraordinary shareholders' meeting on December 26, 2000

                           Type of shares

                             24 shares of common stock with par value of JPY 50,000 per share

                             If the Company issues the non par-value common shares, the share type issued is that of non-par value common stock.

                         If the Company carries out a share split or reverse share split, the number of shares to be issued by exercising the warrants shall be calculated pursuant to the following equation. Fractional amounts less than 1 JPY resulting from the adjustment will be discarded.

                           Adjustment is only applicable for warrants that have not been exercised.

                                                               Number of shares to             Ratio of stock
                             Adjusted number of          =     be exercised before      x      splits or reverse
                             shares to be exercised            adjustment                      stock splits

                             Amended December 31, 2002 Registered January 29, 2003

                         Issue price

                           JPY 400,000 per share

                             The following formula shall be used to adjust the issue price (exercise price).

                             If par value shares are issued as a result of exercising the warrants, the issue price (exercise price) shall not be less than par value.

                         (1) If the Company carries out a share split or reverse share split, issuing price (exercise price)
                         shall be calculated pursuant to the following equation.

                             Fractional amounts less than 1 JPY resulting from the adjustment will be discarded.
                                                                                                       1
                                                             Exercise price before  x    ---------------------------------------
                             Adjusted exercise price   =     adjustment                       Ratio of stock split or
                                                                                              reverse split


                         (2) If the Company issues common stock below the market value, the issue price (exercise price) is calculated pursuant to the following equation. Fractions below JPY will be rounded upwards.

                                                                                           Number of newly       Paid expense
                              Adjusted            Exercise                                 issued shares    x    per share
                              exercise     =      price before  x    Shares issued    +   --------------------------------------
                              price               adjustment         and outstanding               Market value per share
                                                                      -------------------------------------------------------------
                                                                      Share issued and outstanding + Number of newly issued shares
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                         (3) If the Company issues any security which may be converted into the Company's shares, including warrants, and the exercise price of such security declines below market value due to corporate transactions such as merger, or other factors, then the exercise price shall be appropriately adjusted.

                         Warrant exercise term

                         From December 27, 2002 to December 26, 2007
-----------------------------------------------------------------------------------------------------------------------------------

Under sign certifies that this filing contains the all the items which are recorded in the corporate registry.


February 6, 2003
Regional Legal Affairs Bureau of Tokyo, Toshima Branch
Register Officer,
Masashi Watanabe